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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Aircastle Signs Firm Order for 25 Embraer E-Jet E2s

Paris, France, June 15, 2015 – Embraer and Aircastle Holding Corporation Limited, which is a subsidiary of Aircastle Limited (“Aircastle”) (NYSE: AYR), announced today at the 51st International Paris Air Show a firm order for 25 E-Jet E2s, consisting of 15 E190-E2s and 10 E195-E2s with an additional 25 purchase rights for 15 E190-E2s and 10 E195-E2s, bringing the total potential order to up to 50 aircraft. The transaction will be included in Embraer’s 2015 second-quarter backlog.

Aircastle’s deliveries are scheduled to begin in 2018 for the E190-E2 and 2019 for the E195-E2 at a rate of roughly seven units per year through 2021. The new order brings the E-Jets E2 backlog to 267 firm orders plus 373 options and purchase rights.

“We have enjoyed working together with Aircastle on our current generation E-Jets, and now we are taking an important step forward in building this partnership with the E2 program. We will be working together for many years to come and are excited about Aircastle’s creative, flexible and nimble approach to doing business,” said Paulo Cesar Silva, President & CEO, Embraer Commercial Aviation. “This new contract is a clear demonstration of the great market potential that leasing companies are seeing for the E2s.”

“Embraer’s new E2 is an exciting new aircraft family that builds on the success and large global customer base of the current generation E-Jets while offering airlines significant new operating efficiencies and benefits,” said Ron Wainshal, Aircastle’s CEO.  “We see the E2s as the clear category leader and are excited about the excellent investment value this opportunity represents.  We are also pleased to expand on the warm relationship Aircastle has enjoyed with Embraer for many years and, indeed, are attracted to their strong, collaborative approach to working with lessors.”

The first E-Jet E2 (an E190-E2) is planned to be delivered in the first semester of 2018. The E195-E2 is scheduled to enter service in 2019 and the E175-E2 in 2020.  The E-Jets E2 program reinforces Embraer’s commitment to continuously invest in the company’s line of commercial jets and to maintain its leadership position in the 70 to 130-seat aircraft segment.  The E2s have state-of-the-art Pratt & Whitney PurePowerTM Geared Turbofan high by-pass ratio engines (PW1700G on the E175-E2, PW1900G on the E190-E2 and E195-E2). Combined with new aerodynamically advanced wings, full fly-by-wire flight controls, and improvements to other systems, the E2s will deliver significant reductions in fuel burn, maintenance costs, emissions, and external noise.

About Aircastle Limited

Aircastle Limited acquires, leases and sells commercial jet aircraft to airlines throughout the world. As of March 31, 2015, Aircastle's portfolio consisted of 152 aircraft leased to 54 customers in 34 countries.

Contact: Frank Constantinople, SVP Investor Relations

Tel: +1-203-504-1063

fconstantinople@aircastle.com

The IGB Group: Leon Berman

Tel: +1-212-477-8438

lberman@igbir.com

About Embraer Commercial Aviation

Embraer is the world’s leading manufacturer of commercial jets that seat up to 130 passengers. Nearly 900 aircraft from the 37, 44, and 50-seat ERJ 145 family of regional jets have been delivered to airlines since their introduction in 1996. The E-Jet family includes four larger aircraft that have between 70 and 130 seats. The E170, E175, E190, and E195 set the standard in their category with their advanced engineering, high degree of efficiency, spacious, ergonomic cabins with two-by-two seating, and attractive operating economics. Since E-Jets entered revenue service in 2004, Embraer has received over 1,500 firm orders for this aircraft family. More than 1,100 have been delivered.

In 2013, Embraer launched E-Jets E2, the second generation of its E-Jets family of commercial aircraft comprised of three new airplanes – E175-E2, E190-E2, E195-E2 – seating from 70 to 130 passengers. The E190-E2 is expected to enter service in the first half of 2018. The E195-E2 is slated to enter service in 2019 and the E175-E2 in 2020.

Follow us on Twitter: @EmbraerSA

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos saulo.passos@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2015

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer